UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(A)

(Amendment No. 4)*

Le Gaga Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

521168 104

(CUSIP Number)

Yuanshan Guo

Yiheng Capital, LLC

1 Montgomery St. Ste 3450

San Francisco, CA 94104

415 875 5603

With copies to:

Steven Liu, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

Suite 2101, Building C, Yintai Center

#2 Jianguomenwai Ave., Chaoyang District

Beijing 100022, P.R.China

(86) 10 5680 3888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521168 104

1	NAME OF REPORTING PERSON YH Greenhouse LLC (“Yiheng Greenhouse”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 521168 104

1	NAME OF REPORTING PERSON YIHENG CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 521168 104

1	NAME OF REPORTING PERSON YUANSHAN GUO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Preamble

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D, as amended by Amendment No. 3 filed on July 31, 2014 (the “Amendment No. 3”), relating to the beneficial ownership of ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Le Gaga Holdings Limited, a Cayman Islands company (the “Issuer”) filed on July 31, 2013 by Yiheng Capital LLC, a Delaware limited liability company (“Yiheng LLC”), Yiheng Capital Partners LP, a Delaware limited partnership (“Yiheng I”), Yiheng Capital Partners II, L.P., a Delaware limited partnership (“Yiheng II”) and Mr. Yuanshan GUO, a citizen of the United States of America (“Mr. Guo”) (the “Schedule 13D”). Mr. Guo, collectively with YH Greenhouse LLC, a Delaware limited liability company (“Yiheng Greenhouse”) and Yiheng LLC shall be referred to herein as the “Reporting Persons”. This Amendment amends, replaces and supersedes the Amendment No. 3 in its entirety. Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment have the same respective meanings provided to them in the Schedule 13D.

Item 3.	Source and Amount of Funds and Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

Pursuant to an agreement and plan of merger, dated as of July 30, 2014 (the “Merger Agreement”), among the Issuer, Harvest Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Harvest Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent. The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2, and which is incorporated herein by reference in its entirety.

An acquiring consortium (the “Consortium”) consisting of SC China Holding Limited (“Sequoia”), Yiheng Greenhouse, Ms. Na Lai Chiu, the Chairwoman of the board of directors of the Issuer (“Ms. Chiu”), Valuetrue Investments Limited (“Valuetrue”), a British Virgin Islands company wholly-owned by Ms. Chiu, Mr. Shing Yung Ma, the Chief Executive Officer of the Issuer (“Mr. Ma”) and Grow Grand Limited (“Grow Grand”), a British Virgin Islands company wholly-owned by Mr. Ma, anticipates that approximately US$37.10 million will be expended to complete the Merger. This amount includes the estimated funds required by the Consortium to (i) purchase the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) owned by shareholders of the Issuer other than the members of the Consortium and rollover shareholders at a purchase price of US$0.0812 per Ordinary Share or US$4.06 per ADS, and (ii) settle the outstanding options to purchase Ordinary Shares granted under the 2009 Share Incentive Plan and the 2010 Share Incentive Plan of the Issuer.

The Proposed Transaction (as defined below) will be funded through a combination of (i) the proceeds from a committed and underwritten loan facility contemplated by a facility agreement, dated as of July 30, 2014 (the “Facility Agreement”), by and among Parent, Merger Sub, Harvest Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and the sole shareholder of Parent (“Holdco”), China Minsheng Banking Corp., Ltd., Hong Kong Branch, as lender (the “Lender”), (ii) cash contributions contemplated by an equity commitment letter, dated as of July 30, 2014 (the “Equity Commitment Letter”), by and between Holdco and Yiheng LLC, and (iii) cash in the Issuer and its subsidiaries. Under the terms and subject to the conditions of the Facility Agreement, the Lender and Merger Sub have entered into a term loan facility whereby the Lender has agreed to provide up to US$30 million in principal amount for Merger Sub to consummate the Merger. Under the terms and subject to the conditions of the Equity Commitment Letter, Yiheng LLC and its affiliates will provide equity financing in an aggregate amount of US$15 million to Holdco to consummate the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Facility Agreement and the Equity Commitment Letter, copies of which are filed as Exhibit 3 and Exhibit 4, respectively, and which are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, the Reporting Persons, other members of the Consortium (either directly or through entities managed or controlled by them), and certain other shareholders of the Issuer (collectively, the “Rollover Shareholders”) entered into a rollover and support agreement, dated as of July 30, 2014 (the “Support Agreement”), with Parent and Holdco providing that the Rollover Shares (as defined below), in connection with and at the effective time of the Merger, will be cancelled for no consideration. The description of the Support Agreement set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 5, and which is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons hold their securities of the Issuer for investment purposes.

In May 2013, the Issuer appointed a special committee of its board of directors (the “Special Committee”) to consider, among other things, a potential “going private” transaction (the “Proposed Transaction”) from an acquiring consortium (the “Old Consortium”) consisting of SC China Holding Limited (“Sequoia”), Ms. Na Lai Chiu, the Chairwoman of the board of directors of the Issuer (“Ms. Chiu”), Valuetrue Investments Limited (“Valuetrue”), a British Virgin Islands company wholly-owned by Ms. Chiu, Mr. Shing Yung Ma, the Chief Executive Officer of the Issuer (“Mr. Ma”), and Grow Grand Limited (“Grow Grand”), a British Virgin Islands company wholly-owned by Mr. Ma, as disclosed on a Form 6-K filed by the Issuer on May 22, 2013.

CUSIP No. 521168 104

In connection with the Proposed Transaction, Sequoia, Ms. Chiu, Valuetrue, Mr. Ma and Grow Grand entered into a Consortium Agreement on March 21, 2013 (the “Consortium Agreement”), pursuant to which, the Old Consortium would cooperate in good faith to acquire all of the outstanding share capital of the Issuer through the Proposed Transaction other than those shares beneficially owned by the members of the Old Consortium or that will be rolled over by other shareholders in connection with the Proposed Transaction.

On March 18, 2014, Yiheng LLC, on behalf of funds managed and/or advised by it and its and their affiliates, including without limitation, Yiheng I and Yiheng II (collectively, “Yiheng”), together with Mr. Ma, Grow Grand, Ms. Chiu, Valuetrue and Sequoia entered into an amended and restated consortium agreement (the “Restated Consortium Agreement”) pursuant to which the Consortium Agreement was amended and restated in its entirety on substantially the same terms as the Consortium Agreement to provide for, among other things:

(i) the inclusion of Yiheng as a member of the Consortium in connection with the proposal to pursue the Transaction, including Yiheng’s agreement to roll over all Ordinary Shares which it owns (together with all Ordinary Shares owned by the other members of the Consortium, the “Shareholder Shares”), and to provide certain equity financing in connection with the Transaction; and

(ii) the extension of the exclusivity period to November 21, 2014 (unless the Restated Consortium Agreement is terminated prior to such date), during which members of the Consortium have agreed (a) to work exclusively with each other with respect to the Transaction, (b) not to sell, pledge, encumber or otherwise transfer the Shareholder Shares except as contemplated by the Restated Consortium Agreement, (c) not to enter into any voting agreement with respect to the Shareholder Shares in support of a competing proposal, and (d) to vote their respective Shareholder Shares against any competing proposal or matter that would facilitate a competing proposal and in favor of the Transaction.

References to the Restated Consortium Agreement are qualified in their entirety by reference to the Restated Consortium Agreement itself, which is attached hereto as Exhibit 1 and incorporated by reference as if set forth in its entirety herein.

On June 24, 2014, Yiheng I and Yiheng II transferred an aggregate of 137,394,400 Ordinary Shares owned by them to Yiheng Greenhouse. Yiheng Capital, LLC is the managing member of Yiheng Greenhouse.

On July 30, 2014, the Issuer announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation. Under the terms of the Merger Agreement, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$0.0812 per Share or US$4.06 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) 1,752,477,450 Ordinary Shares held by the Rollover Shareholders (the “Rollover Shares”) and the Ordinary Shares held by Parent, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, which will be cancelled without payment of any consideration or distribution therefor, and (b) Ordinary Shares held by shareholders who shall have validly exercised and not effectively withdrawn or lost their right to dissent from the Merger, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into the Support Agreement with Parent and Holdco, pursuant to which the Rollover Shareholders have agreed with Parent and Holdco, among other things, that: (a) they will vote all of the Ordinary Shares (including Ordinary Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger, and (b) the Rollover Shares will, in connection with and at the effective time of the Merger, be cancelled for no consideration.

Concurrently with the execution of the Merger Agreement, Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand, Sequoia, Yiheng LLC and Yiheng Greenhouse entered into an interim investors agreement dated as of July 30, 2014 (the “Interim Investors Agreement”) with Holdco, Parent and Merger Sub, a copy of which is filed as Exhibit 6 and pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Holdco, Parent and Merger Sub and the relationship among the members of the Consortium with respect to the Proposed Transaction.

Concurrently with the execution of the Merger Agreement, each of (i) Valuetrue Investments, (ii) Grow Grand, (iii) Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P. and Sequoia Capital China GF Principals Fund I, L.P. (collectively, the “Sequoia Funds”), and (iv) Yiheng LLC, executed and delivered a limited guarantee, copies of which are filed as Exhibits 7 through 10 (each a “Limited Guarantee” and collectively the “Limited Guarantees”), in favor of the Issuer with respect to the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer by Parent under certain circumstances, as set forth in the Merger Agreement.

On October 22, 2014 at 10:00 a.m. (Hong Kong time), an extraordinary general meeting (“EGM”) of the Company was held at the Company’s offices in Hong Kong. At the EGM, the Company’s shareholders voted to approve the Merger Agreement, among the Company, Parent and Merger Sub, pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent.

On December 2, 2014, the Company filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies on December 2, 2014, pursuant to which the Merger became effective on December 2, 2014. As a result of the Merger, the Company ceased to be a publicly traded company and became wholly beneficially owned by the shareholders of Harvest Holdings Limited, the sole shareholder of Parent.

At the effective time of the Merger, each Ordinary Share and ADS issued and outstanding immediately prior to the effective time of the Merger, other than the Ordinary Shares (including those represented by ADSs) beneficially owned by the Rollover Shareholders (collectively, the “Excluded Shares”), was cancelled in exchange for the right to receive $0.0812 in cash without interest per Ordinary Share and $4.06 in cash without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of November 3, 2010, by and among the Company, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder) per

ADS, in each case, net of any applicable withholding taxes. There were no dissenting shares in the Merger as the Company did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising any dissenter rights. The Rollover Shares were cancelled for no cash consideration.

In addition, at the effective time of the Merger, each outstanding vested and unexercised option to purchase Ordinary Shares or ADSs granted under the Company’s 2009 Share Incentive Plan and the Company’s 2010 Share Incentive Plan (the “Company Incentive Plans”) was cancelled and converted into the right to receive, at or promptly after the effective time of the Merger, a cash amount equal to the number of Ordinary Shares or ADSs underlying such option immediately prior to the effective time of the Merger multiplied by the amount by which $0.0812 (in the case of an option to purchase Ordinary Shares) or $4.06 (in the case of an option to purchase ADSs) exceeded the exercise price per Share or ADS of such vested option. At the effective time of the Merger, each outstanding unvested option to purchase Ordinary Shares or ADSs granted under the Company Incentive Plans was cancelled for no consideration.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the ADSs ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) beginning on December 2, 2014 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Support Agreement, the Interim Investors Agreement and the Limited Guarantees, copies of which are filed as Exhibit 2, Exhibit 7 through Exhibit 10, respectively, and which are incorporated herein by reference in their entirety.

Item 3 of this Amendment is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a,b) As of the date of this statement, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) To the best knowledge of each of the Reporting Persons, except as described above under Item 3, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

CUSIP No. 521168 104

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

To the best knowledge of the Reporting Persons, except for the information on the Restated Consortium Agreement as set forth under Items 4 and 5, which is hereby incorporated by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons nor between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. On July 30, 2014, Parent, Merger Sub and the Issuer entered into the Merger Agreement. The descriptions of the Merger Agreement in Item 3 and Item 4 of this Amendment are incorporated herein by reference. Concurrently with the execution of the Merger Agreement, (i) Holdco, Parent, Merger Sub and the Lender entered into the Facility Agreement; (ii) Yiheng LLC and Holdco entered into the Equity Commitment Letter; (iii) the Rollover Shareholders, Holdco and Parent entered into the Support Agreement; (iv) the members of the Consortium, Holdco, Parent and Merger Sub entered into the Interim Investors Agreement; and (v) each of Valuetrue Investments, Grow Grand, the Sequoia Funds and Yiheng LLC entered into a Limited Guarantee in favor of the Issuer.

The descriptions in Item 3 and Item 4 of this Amendment of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of these agreements in this Amendment are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits and are incorporated herein by reference in their entirety.

Item 7.	Material to Be Filed as Exhibits

The following is filed herewith as an exhibit to this Amendment:

Exhibit 1	Amended and Restated Consortium Agreement by and among Ms. Chiu, Valuetrue, Mr. Ma, Grow Grand, Sequoia and Yiheng LLC, dated March 18, 2014 (previously filed with the Commission as Exhibit A to Schedule 13D/A filed by the Reporting Persons on March 18, 2014).

Exhibit 2	Agreement and Plan of Merger, dated as of July 30, 2014, among Issuer, Parent and Merger Sub (previously filed with the Commission as Exhibit 1 to Schedule 13D/A filed by Ms. Chiu and such other reporting persons thereunder on July 30, 2014).

Exhibit 3	Facility Agreement, dated as of July 30, 2014, by and among Holdco, Parent, Merger Sub and the Lender (previously filed with the Commission as Exhibit 2 to Schedule 13D/A filed by Ms. Chiu and such other reporting persons thereunder on July 30, 2014).

Exhibit 4	Equity Commitment Letter, dated as of July 30, 2014, by and between Holdco and Yiheng LLC (previously filed with the Commission as Exhibit 3 to Schedule 13D/A filed by Ms. Chiu and such other reporting persons thereunder on July 30, 2014).

Exhibit 5	Rollover and Support Agreement, dated as of July 30, 2014, by and among the Rollover Shareholders, Holdco and Parent (previously filed with the Commission as Exhibit 4 to Schedule 13D/A filed by Ms. Chiu and such other reporting persons thereunder on July 30, 2014).

Exhibit 6	Interim Investors Agreement, dated as of July 30 2014, by and among Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand, Sequoia, Yiheng LLC, Yiheng Greenhouse, Holdco, Parent and Merger Sub (previously filed with the Commission as Exhibit 5 to Schedule 13D/A filed by Ms. Chiu and such other reporting persons thereunder on July 30, 2014).

Exhibit 7	Limited Guarantee, dated as of July 30, 2014, by Valuetrue Investments in favor of the Issuer (previously filed with the Commission as Exhibit 6 to Schedule 13D/A filed by Ms. Chiu and such other reporting persons thereunder on July 30, 2014).

Exhibit 8	Limited Guarantee, dated as of July 30, 2014, by Grow Grand in favor of the Issue (previously filed with the Commission as Exhibit 7 to Schedule 13D/A filed by Ms. Chiu and such other reporting persons thereunder on July 30, 2014).

Exhibit 9	Limited Guarantee, dated as of July 30, 2014, by and among the Sequoia Funds in favor of the Issuer (previously filed with the Commission as Exhibit 8 to Schedule 13D/A filed by Ms. Chiu and such other reporting persons thereunder on July 30, 2014).

Exhibit 10	Limited Guarantee, dated as of July 30, 2014, by Yiheng LLC in favor of the Issuer (previously filed with the Commission as Exhibit 9 to Schedule 13D/A filed by Ms. Chiu and such other reporting persons thereunder on July 30, 2014).

Exhibit 11	Agreement as to Joint Filing by and among the Reporting Persons, dated July 31, 2013 (previously filed with the Commission as Exhibit A to Schedule 13D filed by the Reporting Persons on July 31, 2013).

CUSIP No. 521168 104

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 3, 2014

YH Greenhouse LLC, a Delaware Limited Liability Company

By:	/s/ Yuanshan Guo

YIHENG CAPITAL LLC, a Delaware Limited Liability Company

By:	/s/ Yuanshan Guo

YUANSHAN GUO

/s/ Yuanshan Guo